SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

JD.com, Inc.
(Name of Issuer)

Class A Ordinary Shares, par value of $0.00002 per share
(Title of Class of Securities)

47215P106**
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 4 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 47215P106 has been assigned to the American Depositary Receipts (“ADRs”) of the Company, which are quoted on The NASDAQ Global Select Market under the symbol “JD.” Each ADR represents 2 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47215P106	13G/A	Page 2 of 4 Pages

1	NAME OF REPORTING PERSON Hillhouse Capital Management, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 304,843,330 Class A Ordinary Shares
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 304,843,330 Class A Ordinary Shares
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 304,843,330 Class A Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8% (See Item 4)
12	TYPE OF REPORTING PERSON IA

CUSIP No. 47215P106	13G/A	Page 3 of 4 Pages

This Amendment No. 1 (this “Amendment No. 1”) amends and restates Items 2(a) and 4 of the statement on Schedule 13G filed on June 10, 2014 (as amended, the “Schedule 13G”), in their entirety as set forth below, with respect to the Class A Ordinary Shares of JD.com, Inc. (the “Company”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Schedule 13G.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by Hillhouse Capital Management, Ltd., an exempted Cayman Islands company (“Hillhouse Capital” or the “Reporting Person”), with respect to the Class A Ordinary Shares (as defined in Item 2(d) below) held by Gaoling Fund, L.P. (“Gaoling”) and YHG Investment, L.P. (“YHG”). As the sole management company of Gaoling and sole general partner of YHG, Hillhouse Capital is hereby deemed to be the sole beneficial owner of, and to solely control the voting power of, the Class A Ordinary Shares held by Gaoling and YHG.

Through share ownership and as the President and Chief Investment Officer of Hillhouse Capital, Mr. Lei Zhang (“Mr. Zhang”) may be deemed to have controlling power over Hillhouse Capital. Pursuant to Rule 13d-4 under the Act, Mr. Zhang disclaims beneficial ownership of all the Class A Ordinary Shares owned or controlled by Hillhouse Capital except to the extent of his pecuniary interest therein, and the filing of this Statement shall in no way be construed as an admission that Mr. Zhang is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any such shares.

Item 4.	OWNERSHIP

The percentage set forth in this Schedule 13G is calculated based upon an aggregate of 2,207,460,751 Class A Ordinary Shares reported to be outstanding in the Company’s Rule 424(b)(4) Prospectus filed on December 3, 2014 after the consummation of the transactions reported therein.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

CUSIP No. 47215P106	13G/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: January 9, 2015

HILLHOUSE CAPITAL MANAGEMENT, LTD.

/s/ Richard A. Hornung
Name: Richard A. Hornung
Title: General Counsel and Chief Compliance Officer